Exhibit 21

List of Subsidiaries of PSS World Medical, Inc.

Name of Domestic Subsidiary	State of Formation	(Names under which Subsidiary conducts business)
Gulf South Medical Supply, Inc.	Delaware
Physician Sales & Service, Inc.	Florida
Physician Sales & Service Limited Partnership	Florida
PSS Holding, Inc.	Florida
PSS Service, Inc.	Florida
ThriftyMed, Inc.	Florida
WorldMed Shared Services, Inc.	Florida	PSS World Medical Shared Services, Inc.
Gulf South Medical Shared Services, Inc.
Proclaim, Inc.	Tennessee
Ancillary Management Solutions, Inc.	Tennessee
Cascade Medical Supply, Inc.	Washington
PSS Global Holdings	Bermuda
PSS Global Sourcing CBT	China
PSS China Sourcing Limited – Shanghai Representative Office	China
PSS Global Sourcing Hong Kong Limited	Hong Kong
PSS HK1 Limited	Hong Kong
PSS Global Sourcing Limited	Hong Kong
PSS China Sourcing Limited	Hong Kong
PSS Southeast Asia Limited	Malaysia